Concordia International Corp. (the “Corporation”) VOTING INSTRUCTION FORM (“VIF”) Special Meeting November 29, 2018 at 10:00 a.m. (EST) Fasken Martineau DuMoulin LLP - Rideau/St. Lawrence Room, Bay Adelaide Center - Suite 2400, 333 Bay St., Toronto, Ontario M5H 2T6 (the “Meeting”) RECORD DATE: October 30, 2018 CONTROL NUMBER: SEQUENCE #: FILING DEADLINE FOR VIF: November 27, 2018 at 10:00 a.m. (EST) VOTING METHOD INTERNET Go to www.voteproxyonline.com and enter the 12 digit control number above FACSIMILE 416-595-9593 MAIL or HAND DELIVERY TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1 The undersigned hereby appoints Jeri Young, Vice President, Tax & Treasury of the Corporation, whom failing Melvin Ferry, Director of Finance of the Corporation (the “Management Nominees”), or instead of any of them, the following Appointee Please print appointee name as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below. - SEE VOTING GUIDELINES ON REVERSE - RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES 1. Resolution to Approve Name Change FOR AGAINST BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS THAT: a. the Corporation is hereby authorized to amend its articles to change its name from “CONCORDIA INTERNATIONAL CORP.” to “ADVANZ PHARMA CORP.” (the “Name Change”), or such other name as may be accepted by the relevant regulatory authorities and approved by the board of directors of the Corporation; b. any director or officer of the Corporation be and is hereby authorized, for and on behalf of and in the name of the Corporation, to execute and sign any documents and perform all acts and things necessary or useful, to give effect to the Name Change, including, without limitation, the execution and filing of Articles of Amendment in the prescribed form with the Ministry of Innovation, Science and Economic Development Canada; c. notwithstanding approval of the Shareholders as herein provided, the Board may, in its sole discretion, revoke their special resolution before it is acted upon without further approval of the Shareholders; and d. any director or officer be and is hereby authorized, to execute and deliver all such other deeds, documents and other writings and perform such other acts as may be necessary or desirable to give effect to this special resolution. This VIF revokes and supersedes all earlier dated proxies and MUST BE SIGNED PLEASE PRINT NAME Signature of beneficial owner(s) Date (MM/DD/YYYY)

Voting Instructions – Guidelines and Conditions Appointing yourself or someone else to vote your securities The Corporation is providing you the enclosed proxy-related materials for their security holder Meeting. Your name, address and information about your If you want to attend the Meeting and vote in person at the Meeting or appoint security holdings have been obtained in accordance with applicable securities another person to do so, write your name or the name of the person attending regulations from the intermediary holding them on your behalf (which is the Meeting in the space labeled “Please print appointee name” on the VIF identified by name, code or identifier in the information on the top right corner and return it. Unless prohibited by law, the person whose name is written in on the reverse). The Voting Instruction Form (‘‘VIF’’) is to enable your vote to the space provided will have full authority to present matters to the Meeting be submitted on the stated matters. Please complete, sign, date and return and vote on all matters that are presented at the Meeting, even if those matters the VIF. Unless you appoint yourself or a delegate to attend the Meeting and are not set out in this form or the information circular. Consult a legal advisor vote, your securities can be voted only by Management Nominees in if you wish to modify the authority of that person in any way. When you or your accordance with your instructions. Appointee arrives at the Meeting, they should give their name to the We are prohibited from voting these securities on any of the matters to be scrutineers and state that they are a proxy appointee. The Appointee must acted upon at the Meeting without your specific voting instructions. attend the Meeting in order for your securities to be voted. The completed VIF should be delivered to TSX Trust Company, in the envelope provided or by fax to 416-595-9593. Alternatively, if available, you may vote online at www.voteproxyonline.com. The matters to be voted on at the Meeting are set out on the reverse. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities. THIS VOTING INSTRUCTION FORM MUST BE READ IN CONJUNCTION WITH THE MEETING MATERIAL. YOUR VOTING INSTRUCTIONS MUST BE RECEIVED NO LATER THAN THE DEADLINE SPECIFIED ON THE REVERSE IN THE UPPER LEFT SECTION OF THE VIF OR THE EQUIVALENT TIME BEFORE THE TIME AND DATE OF ANY ADJOURNMENT OR POSTPONEMENT OF THE MEETING. Voting Instructions and Authority - Notes 1. If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendation highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose. 2. The appointment of the Management Nominees or another Appointee gives them discretion to vote on any other matters that may properly come before the Meeting. 3. If internet voting is available, you can provide your voting instructions on the website noted on the reverse. 4. To be valid, this VIF must be signed. Please date the VIF. If the VIF is not dated, it is deemed to bear the date of mailing to the security holders of the Corporation. 5. This form does not convey any right to vote in person at the Meeting. We urge you to read the above instructions, and the Information Circular prior to completing, signing and returning the VIF so that your securities can be voted. 6. Guidelines for proper execution of the proxy/VIF are available at www.stac.ca. Please refer to the Proxy Protocol. For assistance, please contact TSX Trust Company. Mail: TSX Trust Company 301 - 100 Adelaide Street West Toronto, ON M5H 4H1 Telephone: 416-361-0930 Facsimile: 416-595-9593 Email: TMXEInvestorServices@tmx.com www.tsxtrust.com VANCOUVER CALGARY TORONTO MONTRÉAL 102918_v1